UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the Quarter Ended September 30, 2002 and News Releases for the period up to November 29, 2002

TRIANT TECHNOLOGIES INC.

(Exact name of Registrant as specified in it’s charter)

20 TOWNSITE ROAD, 2ND FLOOR

NANAIMO, BRITISH COLUMBIA

CANADA  V9S 5T7

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover form 20-F or Form 40-F.

Form 20-F

[ X]

Form 40-F

[    ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 13g3-2(b) under the Securities Exchange Act of 1934.

Yes

[    ]

No

[ X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

____________________________________

Triant Technologies Inc.

20 Townsite Road, 2nd Floor

Nanaimo, BC

Canada V9S 5T7

TRIANT

Tel: 250.754.4223

Toll Free 800.663.8611

Fax: 250.754.2388

e-mail: mail@triant.com

CONTACTS :

Robert Heath, CEO / Mark Stephens, CFO

Van Negris / Phillip J. Denning

Triant Technologies Inc.

Van Negris & Company, Inc.

250.754.4223

212.396.0606

mail@triant.com

vnegris@financial-relations.com

FOR IMMEDIATE RELEASE

TRIANT ANNOUNCES CONFERENCE CALL

FOR THIRD QUARTER 2002 FINACIAL RESULTS

VANCOUVER, CANADA — October 23, 2002 — Triant Technologies Inc. (TSX: TNT; OTCBB: TNTTF) today announced a conference call scheduled for Wednesday, October 30, 2002 at 4:45 p.m. Eastern Time (1:45 p.m. Pacific Time) to discuss third quarter 2002 financial results.

WHO:	Triant Technologies Inc., a leader in equipment heath monitoring and advanced fault detection software solutions for the semiconductor industry

WHAT:	Conference Call for Third Quarter 2002 Financial Results

WHEN:	Wednesday, October 30, 2002

TIME:	4:45 p.m. Eastern Time (1:45 p.m. Pacific Time)

DIAL-IN NUMBER:	719.457.2679 Conference Code: 164511

REPLAY NUMBER:	719.457.0820 Conference Code: 164511
A replay of the conference call will be available on Wednesday, October 30, 2002 after 7:45 p.m. Eastern Time (4:45 p.m. Pacific Time)

About Triant Technologies

Triant Technologies Inc. develops, markets, and supports equipment health monitoring, advanced fault detection and sophisticated data analysis technology. Triant provides innovative APC (Advanced Process Control) software solutions that enable its customers improve the productivity of their manufacturing equipment and is focused on the application of its technology primarily to the semiconductor industry and secondarily to other industries. Triant’s core technology is UPM (Universal Process Modeling), a proprietary advanced mathematical algorithm that can be used to model the behavior of any correlated system or process. To address the emerging market opportunity in the semiconductor industry, Triant has developed ModelWare®, an equipment health monitoring and advanced fault detection software solution, based on its core UPM technology. More information about Triant is available via the Internet at www.triant.com.

Triant Technologies Inc.

20 Townsite Road, 2nd Floor

Nanaimo, BC

Canada V9S 5T7

TRIANT

Tel: 250.754.4223

Toll Free 800.663.8611

Fax: 250.754.2388

e-mail: mail@triant.com

CONTACTS :

Robert Heath, CEO / Mark Stephens, CFO

Van Negris / Phillip J. Denning

Triant Technologies Inc.

Van Negris & Company, Inc.

250.754.4223

212.396.0606

mail@triant.com

vnegris@financial-relations.com

FOR IMMEDIATE RELEASE

TRIANT REPORTS THIRD QUARTER 2002 FINANCIAL RESULTS

VANCOUVER, CANADA — October 30, 2002 — Triant Technologies Inc. (TSX: TNT; OTCBB: TNTTF) today reported financial results for the third quarter and nine months ended September 30, 2002 (expressed in Canadian dollars).  The Company will also host a conference call today, Wednesday, October 30, 2002 at 4:45 p.m. Eastern Time (1:45 p.m. Pacific Time) to discuss the third quarter financial results.

Revenue for the third quarter ended September 30, 2002 increased by 57% to $1,315,772 compared to revenue of $840,739 for the third quarter ended September 30, 2001. The Company’s third quarter revenue was driven by ModelWare – Triant’s equipment health monitoring and advanced fault detection solution for the semiconductor industry. During the third quarter ended September 30, 2002, the Company received $1.0 million in new orders compared to $0.3 million for the third quarter ended September 30, 2001. The Company ended the third quarter of 2002 with deferred revenue and backlog totalling $2.2 million compared to $0.4 million at the end of the third quarter of 2001.

The loss from operations for the third quarter ended September 30, 2002 decreased to $1,588,813 from a loss from operations of $2,315,049 in the third quarter ended September 30, 2001 as a result of higher revenue and lower operating expenses.

The net loss for the third quarter ended September 30, 2002 decreased to $1,205,905, or a loss per share of $0.03, compared to a net loss of $1,975,726, or a loss per share of $0.05, for the third quarter ended September 30, 2001.

Revenue for the nine months ended September 30, 2002 increased by 35% to $4,744,659 compared to revenue of $3,520,807 for the nine months ended September 30, 2001. During the nine months ended September 30, 2002, the Company received $6.1 million in new orders compared to $2.0 million for the nine months ended September 30, 2001.

The loss from operations for the nine months ended September 30, 2002 increased to $3,633,707 compared to a loss from operations of $3,508,097 for the nine months ended September 30, 2001 as the Company continued to aggressively invest in research and development.

The net loss for the nine months ended September 30, 2002 was $3,395,459, or a loss per share of $0.08, compared to a net loss of $2,685,125, or a loss per share of $0.06, for the nine months ended September 30, 2001.

As of September 30, 2002, the Company maintained a balance of cash, cash equivalents and short-term investments of $13.8 million as compared to $16.9 million as of December 31, 2001.

Commenting on the results, Robert Heath, Chairman and Chief Executive Officer, stated: “Our revenue growth for 2002 has continued. Our year-to-date revenue reached $4.7 million with deferred revenue and backlog totalling $2.2 million at the end of the third quarter. We expect the economy and the semiconductor industry to remain weak throughout the end of 2002, which will negatively impact capital spending and may lengthen our sales cycle in some cases. We continue to expect our revenue performance for the year to be within the range of $6 million and $7 million, but likely on the low end of the range should these trends impact the timing of any of our orders and push-out revenue from 2002 to 2003.

“Our strategy is to continue investing aggressively in research and development in order to maintain our product and service leadership and to position the Company for future growth. ModelWare is a complex software system that has to operate 24 hours a day, 365 days a year, be deployable on a fab-wide scale, provide solutions to our customers’ tough manufacturing problems, and do so with an attractive return on investment and low cost of ownership. All this requires an ongoing commitment to research and development.

“Our new Vancouver office, with access to a highly qualified talent pool, is becoming the center for the Company’s research and development and customer support activities. We have also increased our global presence with on-site channel management and customer support staff in key markets of Japan and Korea.

“Our outlook for the remainder of 2002 continues to be positive, as we believe that the demand for advanced process control products is increasing and that Triant continues to have a solid market opportunity.”

Conference Call Access Information

Triant will host a conference call today, Wednesday, October 30, 2002 at 4:45 p.m. Eastern Time (1:45 p.m. Pacific Time) to discuss the 2002 third quarter financial results. The dial-in number for the call is 719.457.2679 and the Conference Code is 164511. A replay of the conference call will be available today, Wednesday, October 30, 2002 after 7:45 p.m. Eastern Time (4:45 p.m. Pacific Time). The replay number is 719.457.0820 and the Conference Code is 164511.

About Triant Technologies

Triant Technologies Inc. develops, markets, and supports equipment health monitoring, advanced fault detection and sophisticated data analysis technology. Triant provides innovative APC (Advanced Process Control) software solutions that help its customers improve the productivity of their manufacturing equipment and is focused on the application of its technology primarily to the semiconductor industry and secondarily to other industries. Triant’s core technology is UPM (Universal Process Modeling), a proprietary advanced mathematical algorithm that can be used to model the behavior of any correlated system or process. To address the emerging market opportunity in the semiconductor industry, Triant has developed ModelWare®/RT, an equipment health monitoring and advanced fault detection software solution, based on its core UPM technology. More information about Triant is available via the Internet at www.triant.com

This news release contains forward-looking statements that are subject to various risks and uncertainties. The Company's actual results could differ materially from those anticipated in such forward-looking statements as a result of numerous factors that may be beyond the Company's control. Forward-looking statements are based on the expectations and opinions of the Company's management on the date the statements are made.

TRIANT TECHNOLOGIES INC.

Summary Consolidated Statements of Operations

(Expressed in Canadian Dollars)

Three Months Ended September 30,		Nine Months Ended September 30,
2002	2001	2002	2001

Revenue	$ 1,315,772	$ 840,739	$ 4,744,659	$ 3,520,807
Cost of revenue	305,480	341,828	1,189,945	1,291,904
Gross margin	1,010,292	498,911	3,554,714	2,228,903

Operating expenses
Research and development	1,569,587	1,875,030	4,577,705	3,412,306
Selling, general and administrative	1,029,518	938,930	2,610,716	2,324,694
Total operating expenses	2,599,105	2,813,960	7,188,421	5,737,000
Loss from operations	(1,588,813)	(2,315,049)	(3,633,707)	(3,508,097)
Interest and other income	382,908	339,323	238,248	822,972
Net loss for the period	$ (1,205,905)	$ (1,975,726)	$ (3,395,459)	$ (2,685,125)
Loss per common share	$ (0.03)	$ (0.05)	$ (0.08)	$ (0.06)
Weighted average number of common shares outstanding	41,433,572	41,567,175	41,522,426	41,510,123
Number of common shares issued and outstanding	41,402,675	41,567,175	41,402,675	41,567,175

TRIANT TECHNOLOGIES INC.

Summary Consolidated Balance Sheets

(Expressed in Canadian Dollars)

September 30,	December 31,
2002	2001

Cash, cash equivalents and short-term investments	$ 13,815,334	$ 16,897,195
Accounts receivable, net	575,504	308,539
Prepaid expenses and deposits	153,338	21,347
Capital assets	518,094	412,723
Total assets	15,062,270	17,639,804
Accounts payable and accrued liabilities	1,867,555	1,593,395
Deferred revenue	724,098	47,574
Total liabilities	2,591,653	1,640,969
Total shareholders’ equity	12,470,617	15,988,835

TRIANT TECHNOLOGIES INC.

2002 THIRD QUARTER REPORT

Three month and nine month periods ended September 30, 2002

CORPORATE PROFILE

Triant Technologies Inc. is a leader in equipment health monitoring, advanced fault detection and sophisticated data analysis technology.  Our initial industry focus is the semiconductor industry where we provide innovative APC (Advanced Process Control) software solutions that enable our customers improve their productivity and lower their manufacturing costs.  In addition to our work in the semiconductor industry, we are pursuing significant opportunities for our technology in other industries and vertical markets.

To address the large market opportunity in the semiconductor industry, we have developed ModelWareR , a complete equipment health monitoring and advanced fault detection software solution.  Leading companies, including ADM, Motorola and Samsung, are using ModelWare to improve their competitive advantage in manufacturing silicon chips.

Our core technology is UPMTM (Universal Process Modeling), a proprietary advanced mathematical algorithm that can be used to model the behavior of any correlated system or process turning raw data into useful information.  UPM, the heart of ModelWare, is key to our strategy of developing new products and services around our core technology for the semiconductor market, as well as other vertical markets.

CONTENTS

Corporate Profile

Letter to Shareholders

Management’s Discussion and Analysis

Consolidated Financial Statements

Corporate Directory and Other Information

TRIANT TECHNOLOGIES INC.

2002 THIRD QUARTER REPORT

Three month and nine month periods ended September 30, 2002

LETTER TO SHAREHOLDERS

Revenue growth continues for 2002

Revenue for the third quarter of 2002 was $1.3 million bringing our year-to-date revenue to $4.7 million and our deferred revenue and backlog to $2.2 million at the end of the third quarter.  We expect the economy and the semiconductor industry to remain weak throughout the end of 2002, which will negatively impact capital spending and may lengthen our sales cycle in some cases.  We continue to expect our revenue performance for the year to be within the range of $6 million and $7 million, but likely on the low end of the range should these trends impact the timing of any of our orders and push-out revenue from 2002 to 2003.

Revenue has continued to grow in 2002 as a result of opening new accounts and the further penetration of existing accounts.  Triant has been able to make progress with our products and sales despite the fiscal constraints of our customers and the continuing challenges of the semiconductor markets for most suppliers.

Key Fiscal 2002 Operational Objectives

Triant has been positioning itself for continued growth in 2002 and beyond by successfully meeting or exceeding our key objectives for 2002, including:

•

Further strengthening key account relationships

•

Establishing new key accounts

•

Releasing a new enhanced version of ModelWare

•

Utilizing our new engineering development centre in Vancouver to accelerate development of ModelWare

•

Creating a new Applications engineering team to deliver “high value” APC solutions and consulting services for equipment health monitoring and advanced fault detection

Outlook – Increasing Demand for APC

We are working to provide production-critical, fab-wide solutions for leading semiconductor manufacturers located in all parts of Japan, Asia-Pacific, Europe and the United States.  Although the timing of the semiconductor market recovery remains uncertain, we believe that the unfolding migration to 300mm fabrication plants will be a key catalyst for APC (Advanced Process Control) adoption.

ModelWare is a complex software system that has to operate 24 hours a day, 365 days a year, be deployable on a fab-wide scale, provide solutions to our customers’ tough manufacturing problems, and do so with an attractive return on investment and low cost of ownership.  All this requires an ongoing commitment to research and development.  Our strategy is to continue investing aggressively in research and development in order to maintain our product and service leadership and to position the Company for future growth.

Our new Vancouver office, with access to a highly qualified talent pool, is becoming the centre for the Company’s customer support and research and development activities.  We have also increased our global presence with on-site channel management and customer support staff in key markets of Japan and Korea.

Our outlook for the remainder of 2002 continues to be positive, as we believe that the demand for APC products is increasing and that Triant continues to have a solid market opportunity.  We are focused on building a business that will provide continuous growth while delivering quality products effectively and efficiently.

(Signed) Robert Heath

Robert Heath

Chairman and Chief Executive Officer

____________________________________________________________________________________________________________

TRIANT TECHNOLOGIES INC.

2002 THIRD QUARTER REPORT

Three month and nine month periods ended September 30, 2002

MANAGEMENT’S DISCUSSION AND ANALYSIS

The following discussion should be read in conjunction with, and is qualified in its entirety by, the Company’s audited annual consolidated financial statements and notes thereto for the three month and nine month periods ended December 31, 2001 and the unaudited interim consolidated financial statements and notes thereto for the three month and nine month periods ended September 30, 2002.  Those interim financial statements have been prepared in accordance with Canadian generally accepted accounting principles (Canadian GAAP) for interim financial statements as disclosed in Note 1 to those interim financial statements, which in the case of those interim financial statements, conform in all material respects with those in the United States (US GAAP), except as disclosed in Note 6 to those interim financial statements and discussed herein.  All figures herein are expressed in Canadian dollars unless otherwise noted.

General

The revenue of the Company is derived principally from the sale of software licenses, products and services, including software updates and maintenance services provided pursuant to annual service agreements. The Company currently derives revenue from a limited number of customers in the semiconductor industry. As these customers are geographically dispersed and the Company closely monitors credit granted to each customer, credit risks are considered to be minimal. The Company identifies Canada as the primary economic environment in which it operates and uses the Canadian dollar as its functional currency. A substantial amount of the revenue of the Company and receivables are denominated in US dollars. The Company translates revenue and the related receivable at the prevailing exchange rate at the time of the sale. Funds denominated in US dollars are translated into Canadian dollars at the rate in effect on the balance sheet date. Translation gains and losses resulting from variations in exchange rates, upon translation into Canadian dollars, are included in operations.

The principal product of the Company, ModelWare, is priced and sold only in US dollars due to the adoption of a common software industry practice of billing worldwide customers in US dollars. This policy of invoicing in US dollars introduces a price risk from exposure to fluctuations in foreign exchange rates, which the Company believes will not have a material adverse impact for the foreseeable future. Any increase in the relative value of the US dollar to the Canadian dollar results in increased revenue and income to the Company as the majority of the expenses of the Company are denominated in Canadian dollars. A decrease in the relative value of the US dollar to the Canadian dollar would decrease sales revenue and would impact the net income of the Company. For example, if the relative value of the US dollar to the Canadian dollar had increased (decreased) by an additional 1.0% for the nine months ended September 30, 2002, then revenue would have increased (decreased) by approximately 1.0% or $47,400, costs and expenses would have increased (decreased) by approximately 0.4% or $30,600 and loss from operations and net loss would have decreased (increased) by $16,800. The Company does not hedge foreign currency transactions nor funds denominated in US dollars.

The operations of the Company are sensitive to fluctuations in revenue as the base of expenses is relatively fixed over the short term. The Company has developed and continually seeks to refine its management practices to allow initiation of timely corrective actions if operating results fail to reach pre-determined objectives.

Critical Accounting Policies and Significant Estimates

The significant accounting policies are outlined within Note 2 to the Company’s annual audited consolidated financial statements for the year ended December 31, 2001.  Some of those accounting policies require the Company to make estimates and assumptions that affect the amounts reported by the Company.  The following items require the most significant judgment and may involve complex estimation:

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses and disclosure of contingent assets and liabilities at the date of the financial statements and for the periods presented.  Estimates are used for, but not limited to, accounting for doubtful accounts, determination of the net recoverable value of assets, amortization, income taxes, and contingencies.  Actual results may differ from those estimates.

Research and development costs

Research costs are expensed when incurred.  Development costs are capitalized to the extent that recovery of these costs is assured, and are amortized over the life of the related product. No development costs have been capitalized as at September 30, 2002 and December 31, 2001.

Revenue recognition

Revenues from software license agreements are recognized upon delivery of software if persuasive evidence of an arrangement exists, collection is probable, the fee is fixed or determinable, and vendor-specific objective evidence exists to allocate the total fee to elements of the arrangement.  Vendor-specific objective evidence is typically based on the price charged when an element is sold separately, or, in the case of an element not yet sold separately, the price established by authorized management, if it is probable that the price, once established, will not change before market introduction.  Elements included in multiple element arrangements could consist of software products, upgrades, enhancements, or customer support services.  If an acceptance period is required, revenues are recognized upon the earlier of customer acceptance or the expiration of the acceptance period.  The Company’s agreements with its customers and resellers do not contain product return rights.

Service revenues are primarily related to training performed on a time-and-materials basis under separate service arrangements related to the use of the Company’s software products.  Revenues from services are recognized as services are performed.

Certain consulting contracts (product revenue) include the delivery and integration of third party hardware.  For these contracts, revenue is recognized on a percentage of completion basis, representing costs and effort incurred relative to total estimated cost and effort.  The provision for estimated losses on contracts is recorded when identifiable.

If a transaction includes both license and service elements, license fee revenues are recognized on shipment of the software, provided services do not include significant customization or modification of the base product, and the payment terms for licenses are not subject to acceptance criteria.  In cases where license fee payments are contingent on acceptance of services, the Company defers recognition of revenues from both the license and the service elements until the acceptance criteria are met.

Revenue related to maintenance agreements for supporting and maintaining the Company’s products is recognized ratably over the term of the agreement, generally one year.

Operating Results

Revenue for the three months ended September 30, 2002 increased by 57% to $1,315,772 compared to $840,739 for the third quarter in 2001. Despite the fiscal constraints of its customers and the continuing challenges of the semiconductor markets for most suppliers, the Company has been able to make progress for its products and sales. During the third quarter of 2002, the Company continued to pursue ModelWare licensing opportunities, through its distribution channels and directly, with various semiconductor manufacturers for use on a number of different types of wafer processing equipment. As a result of these efforts, the Company received $1.0 million in new orders during the third quarter ended September 30, 2002 compared to $0.3 million for the third quarter ended September 30, 2001. The Company ended the third quarter of 2002 with deferred revenue and backlog totalling $2.2 million compared to $0.4 million at the end of the third quarter of 2001.

Cost of revenue for the three months ended September 30, 2002 was $305,480 compared to $341,828 for the third quarter in 2001. Gross margin and gross margin percentage for the three months ended September 30, 2002 were $1,010,292 and 77%, respectively, compared to $498,911 and 59%, respectively, for the third quarter in 2001. The decreased cost of revenue and the increased gross margin for the third quarter in 2002 compared to 2001 were attributable to the distribution channel mix and product mix. Cost of revenue for these comparative quarters included commissions and fees, contract services, salaries and benefits, travel and other costs directly associated with revenue. The Company incurred variable costs related to revenue earned from the sales, installation, and support of software licenses and related services, as well as legacy products and services in 2001.

Operating expenses for the three months ended September 30, 2002 were $2,599,105 compared to $2,813,960 for the third quarter in 2001. The 8% decrease in expenses was attributable to a decrease in research and development expenses greater than an increase in selling, general and administrative expenses.

Research and development expenses for the three months ended September 30, 2002 were $1,569,587 compared to $1,875,030 for the third quarter in 2001 and represented the largest expense category for the Company for each of these respective quarters. The 16% decrease in research and development expenses was attributable to a difference in the timing of certain contract software development services for the comparative third quarters that was greater than the effect of increased technical staff focused on further technology improvements and applications development for ModelWare. The Company’s new office in Vancouver, Canada, which has access to a highly qualified talent pool, is becoming the center for the research and development activities of the Company, as well as customer support. Research and development expenses included salaries and benefits, contract services, travel, facilities (including the new Vancouver office), amortization and other infrastructure costs. The Company incurred variable costs primarily related to certain research and development activities (including contract services and travel) and relatively fixed costs in the short-term to its other research and development activities. With continuing technological change and competitive pressures characterizing the markets for the Company’s products and services, the Company expensed costs relating to research and development, as recovery of such costs from future revenue was not assured.

Selling, general and administrative expenses for the three months ended September 30, 2002 were $1,029,518 compared to $938,930 for the third quarter in 2001 and represented the second largest expense category for the third quarters in 2002 and 2001. The 10% increase in selling, general and administrative expenses for the third quarter in 2002 compared to 2001 was attributable to the continued investment in market development activities to deepen the penetration of ModelWare in the semiconductor industry and to develop the opportunities for the Company’s core technology in other industries. The Company continued to invest in core sales and market development activities necessary to achieve its goal of providing customers with “best-of-breed” solutions for equipment health monitoring, advanced fault detection and sophisticated data analysis technology. The Company has increased its global presence with on-site channel management and customer support staff in key markets of Japan and Korea as a base for mining the significant opportunities for production-critical, fab-wide solutions for leading semiconductor manufacturers located in Asia. Selling, general and administrative expenses included salaries and benefits, contract services, professional fees, product and corporate communications, tradeshows, conferences, travel, facilities (including the new Vancouver office), amortization and other infrastructure costs. The Company incurred variable costs primarily related to certain selling, general and administrative activities (including contract services, professional fees, product and corporate communications, tradeshows, conferences and travel) and relatively fixed costs in the short-term related to its other selling, general and administrative activities.

Loss from operations for the three months ended September 30, 2002 decreased to $1,588,813 from a loss from operations of $2,315,049 for the third quarter ended September 30, 2001 as a result of higher revenue and lower operating expenses.

Net loss for the three months ended September 30, 2002 decreased to $1,205,905 compared to $1,975,726 for the third quarter in 2001.

Loss per share for the three months ended September 30, 2002 was $0.03 compared to a loss per share of $0.05 for the third quarter in 2001.

In order to conform Canadian GAAP to US GAAP, loss from operations and net loss would be increased by $Nil and $5,266 for each of the three months ended September 30, 2002 and 2001, respectively, for consulting expense as compensation costs related to stock-based awards to non-employees are recognized under US GAAP as an expense in the period incurred. As a result of these adjustments, loss from operations under US GAAP would have been $1,588,813 and $2,320,315 for each of the three months ended September 30, 2002 and 2001, respectively, and net loss under US GAAP would have been $1,205,905 and $1,980,992 for each of the three months ended September 30, 2002 and 2001, respectively, and basic and diluted loss per share under US GAAP would have been $0.03 and $0.05 for each of the three months ended September 30, 2002 and 2001, respectively. Significant variations from US GAAP are disclosed in Note 6 to the Company’s interim unaudited consolidated financial statements and Note 12 to the Company’s annual audited consolidated financial statements.

Revenue for the nine months ended September 30, 2002 increased by 35% to $4,744,659 compared to $3,520,807 for the nine months ended September 30, 2001. Revenue has been growing as a result of opening new accounts and the further penetration of existing accounts. In 2002, several customers increased their commitment to ModelWare with one customer ordering multiple fab-wide licenses. As a result of these efforts, the Company received $6.1 million in new orders for the nine months ended September 30, 2002 compared to $2.0 million for the nine months ended September 30, 2001.

Cost of revenue for the nine months ended September 30, 2002 was $1,189,945 compared to $1,291,904 for the nine months ended September 30, 2001. Gross margin and gross margin percentage for the nine months ended September 30, 2002 were $3,554,714 and 75%, respectively, compared to $2,228,903 and 63%, respectively, for the nine months ended September 30, 2001. The decreased cost of revenue and the increased gross margin for the first nine months in 2002 compared to 2001 were attributable to the distribution channel mix and product mix.

Operating expenses for the nine months ended September 30, 2002 were $7,188,421 compared to $5,737,000 for the nine months ended September 30, 2001. The 25% increase in expenses was attributable to increased research and development expenses and selling, general and administrative expenses, primarily for outsourcing of certain contract software development services and further expansion in technical development, technical operations, sales and marketing, and new business development.

Research and development expenses for the nine months ended September 30, 2002 were $4,577,705 compared to $3,412,306 for the nine months ended September 30, 2001 and represented the largest expense category for the Company for each of these respective nine months. The 34% increase in research and development expenses was attributable to significant outsourcing of certain contract software development services and increased technical staff, which is being located in the Company’s new office in Vancouver.

Selling, general and administrative expenses for the nine months ended September 30, 2002 were $2,610,716 compared to $2,324,694 for the nine months ended September 30, 2001 and represented the second largest expense category for the Company for each of these respective nine months. The 12% increase in selling, general and administrative expenses for the nine months ended September 30, 2002 compared to 2001 was attributable to the continued investment in market development activities to deepen the penetration of ModelWare in the semiconductor industry and to develop the opportunities for the Company’s core technology in other industries. The Company is using the new Vancouver office as a base for its customer support activities and has placed channel management and customer support staff on-site in Japan and Korea.

Loss from operations for the nine months ended September 30, 2002 increased to $3,633,707 from a loss from operations of $3,508,097 for the nine months ended September 30, 2001 as the Company continued to aggressively invest in research and development in order to maintain its product and service leadership and to position itself for future growth.

Net loss for the nine months ended September 30, 2002 increased to $3,395,459 compared to $2,685,125 for the nine months ended September 30, 2001. The increased loss is the result of an increased loss from operations and a decreased interest and other income for the nine months ended September 30, 2001of $238,248, compared to a interest and other income of $822,972 for the nine months ended September 30, 2001. This decrease in interest and other income resulted from lower interest rates and lower principal amounts during the nine months ended September 30, 2002 compared to the nine months ended September 30, 2001.

Loss per share for the nine months ended September 30, 2002 was $0.08 compared to a loss per share of $0.06 for the nine months ended September 30, 2001.

In order to conform Canadian GAAP to US GAAP, loss from operations and net loss would be increased by $6,475 and $15,798 for each of the nine months ended September 30, 2002 and 2001, respectively, for consulting expense as compensation costs related to stock-based awards to non-employees are recognized under US GAAP as an expense in the period incurred. As a result of these adjustments, loss from operations under US GAAP would have been $3,640,182 and $3,523,895 for each of the nine months ended September 30, 2002 and 2001, respectively, and net loss earnings under US GAAP would have been $3,401,934 and $2,700,923 for each of the nine months ended September 30, 2002 and 2001, respectively, and basic and diluted loss per share under US GAAP would have been $0.08 and $0.07 for each of the nine months ended September 30, 2002 and 2001, respectively. Significant variations from US GAAP are disclosed in Note 6 to the Company’s interim unaudited consolidated financial statements and Note 12 to the Company’s annual audited consolidated financial statements.

Recent Canadian and US GAAP Accounting Pronouncements include the following:

The Company has adopted the recommendations of the new CICA Handbook Section 3870, Stock-Based Compensation and Other Stock-Based Payments, effective January 1, 2002. This section establishes standards for the recognition, measurement and disclosure of stock-based compensation and other stock-based awards made in exchange for goods and services. The standard requires that all stock-based awards made to non-employees be measured and recognized using a fair value based method. The standard encourages the use of a fair value based method for all awards granted to employees, but only requires the use of a fair value based method for direct awards of stock, stock appreciation rights, and awards that call for settlement in cash or other assets. Awards that a company has the ability to settle in stock are recorded as equity, whereas awards that the entity is required to or has a practice of settling in cash are recorded as liabilities. The Company has adopted the disclosure only approach for stock-based awards to employees and directors rather than the fair value method. Canadian accounting standard setters continue to review the accounting and disclosure of stock-based awards. The Company will assess the implications of such standards once issued.

In July 2001, the FASB issued SFAS No. 142, Goodwill and Other Intangible Assets, which is effective January 1, 2001.  SFAS No. 142 requires, among other things, the discontinuance of goodwill amortization.  In addition, the standard includes provisions for the reclassification of certain existing recognized intangibles as goodwill, reassessment of the useful lives of existing recognized intangibles, reclassification of certain intangibles out of previously reported goodwill and the identification of reporting units for purposes of assessing potential future impairments of goodwill.  SFAS No. 142 also requires the Company to complete a transitional goodwill impairment test six months from the date of adoption.  The adoption of SFAS No. 142 did not have a significant effect on the Company’s financial position or results of operations.

In October 2001, the FASB issued SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets.  This statement addresses financial accounting and reporting for the impairment or disposal of long-lived assets.  This statement supersedes FASB Statement No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of, and the accounting and reporting provisions of APB Opinion No. 30, Reporting the Results of Operations- Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions.  This statement also amends ARB No. 51, Consolidated Financial Statements, to eliminate the exception to consolidation for a subsidiary for which control is likely to be temporary.  This Statement requires the one accounting model be used for long-lived assets to be disposed of by sale, whether previously held and used or newly acquired.  This Statement also broadens the presentation of discontinued operations to include more disposal transactions.  Adoption of this standard did not have a significant effect on the Company’s financial position or results of operations.

In April 2002, the FASB issued SFAS No. 145, Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections.  Among other things, SFAS No. 145 rescinds both SFAS No. 4, Reporting Gains and Losses from Extinguishment of Debt, and the amendment to SFAS No. 4, SFAS No. 64, Extinguishments of Debt Made to Satisfy Sinking-Fund Requirements.  Through this rescission, SFAS No. 145 eliminates the requirement (in both SFAS No. 4 and SFAS No. 64) that gains and losses from the extinguishment of debt be aggregated and, if material, classified as an extraordinary item, net of the related income tax effect.  Generally, SFAS No. 145 is effective for transactions occurring after May 15, 2002.  The Company does not expect SFAS No. 145 to have a material impact on the Company's results of operations or its financial position.

In June 2002, the FASB issued SFAS No. 146, Accounting for Costs Associated with Exit or Disposal Activities.  SFAS No. 146 requires that the liability for a cost associated with an exit or disposal activity be recognized at its fair value when the liability is incurred.  Under previous guidance, a liability for certain exit costs was recognized at the date that management committed to an exit plan, which was generally before the actual liability has been incurred.  As SFAS No. 146 is effective only for exit or disposal activities initiated after December 31, 2002, the Company does not expect the adoption of this statement to have a material impact on the Company's financial statements.

In December 2001, the FASB issued Topic No. D-103, Income Statement Characterization of Reimbursements Received for “Out-of-Pocket” Expenses Incurred, which is effective for fiscal years beginning after December 15, 2001. Topic D-103 requires that certain out-of-pocket expenses rebilled to customers be recorded as revenue versus an offset to the related expense. Comparative financial statements for prior periods must be conformed to this presentation. Adoption of this standard did not have a significant effect on the Company’s financial position or results of operations.

Liquidity and Capital Resources

At September 30, 2002, cash and cash equivalents and short-term investments were $13,815,334 compared to $16,897,195 at December 31, 2001; working capital was $11,952,523 compared to $15,586,112 at December 31, 2001; assets were $15,062,270 compared to $17,639,804 at December 31, 2001; and shareholders’ equity was $12,470,617 compared to $15,998,835 at December 31, 2001.

During the three months ended September 30, 2002, the Company had a net outflow of cash and cash equivalents and short-term investments of $1,092,761 compared to a net outflow of $1,403,818 for the third quarter in 2001. During the third quarter in 2002, cash was used in operating activities (outflow of $1,076,782), and used in investing activities for capital assets (outflow of $126,280). During the third quarter in 2001, cash was used in operating activities (outflow of $1,364,796) and used in investing activities for capital assets (outflow of $39,022).

During the nine months ended September 30, 2002, the Company had a net outflow of cash and cash equivalents and short-term investments of $3,081,861 compared to a net outflow of $2,220,192 for the nine months ended September 30, 2001. During the nine months ended September 30, 2002, cash was used in operating activities (outflow of $2,752,665), resulted from financing activities for issuances of common shares (inflow of $13,750) and used in investing activities for capital assets (outflow of $223,078). During the nine months ended September 30, 2001, cash was used in operating activities (outflow of $2,129,819), resulted from financing activities for issuances of common shares (inflow of $74,000) and used in investing activities for capital assets (outflow of $164,373).

Also during the nine months ended September 30, 2002, the purchase of 189,500 of the Company’s shares under a Normal Course Issuer Bid at an average cost of $0.77 per share and a total cost of $146,509 was an outflow of cash by the Company for financing activities for acquisition of treasury stock. These shares were cancelled on July 15, 2002.

The Company believes that its existing cash resources are sufficient to fund expected capital requirements and operating losses. The Company intends to use its existing cash resources to fund research and development of existing and new technologies; to fund new business development programs, including sales and marketing of existing and new products; and for general corporate purposes, including possible future acquisitions and investments. While management anticipates continued growth in revenue from its products and services, there is no assurance that the Company will earn sufficient revenue to maintain future operations and fund the growth of the Company. Consequently, the Company may raise additional funds through financings in the future in order to take advantage of any growth opportunities, which may require a more rapid expansion, or acquisitions of complementary businesses or technologies, the formation of new alliances, the development of new products, and other responses to competitive pressures.  There can be no assurance that additional financing will be available, if at all, on terms favourable to the Company.  If such funds are unavailable or are not available on acceptable terms, the Company may be unable to maintain its future operations, take advantage of opportunities, develop new products, or otherwise respond to competitive pressures.

At September 30, 2002, aggregate minimum future payments under operating leases and payments under contract software development services for the years ending December 31 are as follows: 2002 - $202,670; 2003 - $260,242; 2004 - $264,519; 2005 – $201,694; 2006 - $155,403; and 2007 - $38,851.

Summary

Our strategy is to continue investing aggressively in research and development in order to maintain our product and service leadership and to position the Company for future growth. ModelWare is a complex software system that has to operate 24 hours a day, 365 days a year, be deployable on a fab-wide scale, provide solutions to our customers’ tough manufacturing problems, and do so with an attractive return on investment and low cost of ownership. All this requires an ongoing commitment to research and development.

Our new Vancouver office, with access to a highly qualified talent pool, is becoming the center for the Company’s customer support and research and development activities. We have also increased our global presence with on-site channel management and customer support staff in key markets of Japan and Korea.

Our outlook for the remainder of 2002 continues to be positive, as we believe that the demand for APC products is increasing and that Triant continues to have a solid market opportunity. We are focused on building a business that will provide continuous growth while delivering quality products effectively and efficiently.

(Signed) Robert Heath

Robert Heath

Chairman and Chief Executive Officer

(Signed) Mark Stephens

Mark Stephens

Chief Financial Officer and Corporate Secretary

TRIANT TECHNOLOGIES INC.

CONSOLIDATED BALANCE SHEETS

(Expressed in Canadian Dollars)

(Unaudited)

	September 30, 2002	December 31, 2001
Assets

Current
Cash and cash equivalents	$ 11,879,564	$ 14,736,970
Short-term investments	1,935,770	2,160,225
Accounts receivable, net trade
(net of allowance for doubtful accounts:
September 30, 2002 and December 31, 2001 - $Nil)	442,209	256,569
Other	133,295	51,970
Prepaid expenses	153,338	21,347

Total current assets	14,544,176	17,227,081
Capital assets, net	518,094	412,723

Total assets	$ 15,062,270	$ 17,639,804

Liabilities

Current
Accounts payable	$ 366,051	$ 346,335
Accrued liabilities	1,501,504	1,247,060
Deferred revenue	724,098	47,574

Total current liabilities	2,591,653	1,640,969

Commitments (Note 4)

Shareholders’ equity

Capital stock (Note 2)
Preferred shares:
Authorized: 100,000,000 without par value
Issued and outstanding: September 30, 2002 and
December 31, 2001 - Nil
Common shares:
Authorized: 100,000,000 without par value
Issued and outstanding: September 30, 2002 – 41,402,675;
December 31, 2001 – 41,567,175	36,208,578	36,341,337
Deficit	(23,737,961)	(20,342,502)

Total shareholders’ equity	12,470,617	15,988,835
Total liabilities and shareholders’ equity	$ 15,062,270	$ 17,639,804

Approved by the Board of Directors:

(Signed) Robert Heath_________

(Signed) David L. Baird_________

Robert Heath, Director

David L. Baird, Director

See accompanying Notes to the Consolidated Financial Statements.

TRIANT TECHNOLOGIES INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

(Expressed in Canadian Dollars)

(Unaudited)

Three months ended September 30,		Nine months ended September 30,
2002	2001	2002	2001

Revenue
Licenses and products	$ 1,273,035	$ 840,739	$ 4,653,746	$ 3,436,011
Services and maintenance	42,737	-	90,913	84,796

	1,315,772	840,739	4,744,659	3,520,807
Cost of revenue	305,480	341,828	1,189,945	1,291,904

Gross margin	1,010,292	498,911	3,554,714	2,228,903

Operating expenses
Research and development	1,569,587	1,875,030	4,577,705	3,412,306
Selling, general and administrative	1,029,518	938,930	2,610,716	2,324,694

2,599,105	2,813,960	7,188,421	5,737,000

Loss from operations	$ (1,205,905)	$ (2,315,049)	$ (3,633,707)	$ (3,508,097)
Interest and other income	382,908	339,323	238,248	822,972

Net loss for the period	$ (1,205,905)	$ (1,975,726)	$ (3,395,459)	$ (2,685,125)

Loss per common share	$ (0.03)	$ (0.05)	$ (0.08)	$ (0.06)

Weighted average number of
common shares outstanding	41,433,572	41,567,175	41,522,426	41,510,123

See accompanying Notes to the Consolidated Financial Statements.

TRIANT TECHNOLOGIES INC.

CONSOLIDATED STATEMENT OF SHAREHOLDERS’ EQUITY

(Expressed in Canadian Dollars)

(Unaudited)

Common Shares		Treasury Stock
Shares	Amount	Shares	Amount	Deficit	Total

Balance at December 31, 2000	41,442,175	$ 36,267,337	-	$ -	$(15,879,264)	$ 20,388,073
Issued for cash
Share purchase warrants	15,000	13,500	-	-	-	13,500
Share Incentive Plan, options	110,000	60,500	-	-	-	60,500
Net loss for the year	-	-	-	-	(4,463,238)	(4,463,238)

Balance at December 31, 2001	41,567,175	36,341,337	-	-	(20,342,502)	15,998,835
Issued for cash
Share Incentive Plan, options	25,000	13,750	-	-	-	13,750
Purchase of common shares	-	-	(189,500)	(146,509)	-	(146,509)
Cancellation of common shares	(189,500)	(146,509)	189,500	146,509	-	-
Net loss for the period	-	-	-	-	(3,395,459)	(3,395,459)

Balance at September 30, 2002	41,402,675	$ 36,208,578	-	$ -	$(23,737,961)	$(12,470,617)

See accompanying Notes to the Consolidated Financial Statements.

TRIANT TECHNOLOGIES INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Expressed in Canadian Dollars)

(Unaudited)

Three months ended September 30,		Nine months ended September 30,
2002	2001	2002	2001

Operating activities
Net loss for the period	$ (1,205,905)	$ (1,975,726)	$ (3,395,459)	$ (2,685,125)
Items not affecting cash	-	-	-	-
Accrued interest and unrealized foreign exchange
losses on short-term investments	(75,960)	-	7,700	-
Gain on sale of short-term investments	(34,341)	-	(34,341)	-
Amortization	46,272	377,892	117,707	501,049
Changes in operating activities and liabilities (Note 3)	193,152	233,038	551,728	54,257

Net cash used in operating activities	(1,076,782)	(1,364,796)	(2,752,665)	(2,129,819)

Financing activities
Common shares issued for cash , net of issue costs	-	-	13,750	74,000
Acquisition of treasury stock	-	-	(146,509)	-

Net cash (used in) provided by financing activities	-	-	(132,759)	74,000

Investing activities
Acquisition of short-term investments	-	(33,477)	(1,908,000)	(2,144,700)
Proceeds from disposition of short-term investments	94,096	-	2,159,096	-
Acquisition of capital assets	(126,280)	(39,022)	(223,078)	(164,373)

Net cash (used in) provided by investing activities	(32,184)	(72,499)	28,018	(2,309,073)

Net cash outflow	(1,108,966)	(1,437,295)	(2,857,406)	(4,364,892)
Cash and cash equivalents, beginning of period	12,988,530	17,815,518	14,736,970	20,743,115

Cash and cash equivalents, end of period	$ 11,879,564	$ 16,378,223	$ 11,879,564	$ 16,378,223

Cash and cash equivalents are comprised of:
Cash	$ 7,704,659	$ 1,088,123	$ 7,704,659	$ 1,088,123
Cash equivalents	4,174,905	15,290,100	4,174,905	15,290,100

$ 11,879,564	$ 16,378,223	$ 11,879,564	$ 16,378,223

See accompanying Notes to the Consolidated Financial Statements.

TRIANT TECHNOLOGIES INC.

NOTES TO THE INTERIM CONSOLIDATED

FINANCIAL STATEMENTS

September 30, 2002

(Expressed in Canadian Dollars)

(Unaudited)

1.

BASIS OF PRESENTATION

The accompanying unaudited consolidated financial statements include all information and footnote disclosures required under Canadian generally accepted accounting principles for interim financial statements.  In the opinion of management, all adjustments (consisting primarily of normal recurring adjustments) considered necessary for a fair presentation of the consolidated financial position, results of operations and cash flows as at September 30, 2002, and for all periods presented, have been included.

The unaudited consolidated balance sheet, statements of operations and shareholder’s equity and statements of cash flows have been prepared in accordance with Canadian generally accepted accounting principles for interim financial statements.  These interim consolidated financial statements follow the same accounting policies and methods of applications as the most recent annual financial statements dated December 31, 2001.  These consolidated financial statements should be read in conjunction with the audited consolidated financial statements and notes thereto included in the Company’s annual report for the fiscal year ended December 31, 2001.

2.

CAPITAL STOCK AND ADOPTION OF NEW ACCOUNTING POLICY

The Company has adopted the recommendations of the new CICA Handbook Section 3870, Stock-Based Compensation and Other Stock-Based Payments, effective January 1, 2002.  This section establishes standards for the recognition, measurement and disclosure of stock-based compensation and other stock-based awards made in exchange for goods and services.  The standard requires that all stock-based awards made to non-employees be measured and recognized using a fair value based method.  The standard encourages the use of a fair value based method for all awards granted to employees, but only requires the use of a fair value based method for direct awards of stock, stock appreciation rights, and awards that call for settlement in cash or other assets.  Awards that a company has the ability to settle in stock are recorded as equity, whereas awards that the entity is required to or has a practice of settling in cash are recorded as liabilities.  The Company has adopted the disclosure only approach for stock-based awards to employees and directors rather than the fair value method.

As at September 30, 2002, there were 4,486,250 options issued and outstanding at exercise prices ranging from $0.55 to $2.15 with remaining contractual lives ranging from 0.4 years to 4.8 years.

On July 15, 2002, 189,500 shares were cancelled that were previously purchased under a normal course issuer bid at an average cost of $0.77 per share and a total cost of $146,509.

Had compensation cost for the Company’s stock-based employee compensation plans been determined under the fair value based method of accounting for awards, pro forma net loss would have amounted to $1,348,075 and pro forma loss per share would have been $0.03 for the three months ended September 30, 2002.  The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions used for grants in the three months ended September 30, 2002: dividend yield of 0%, expected volatility of 86%, risk-free interest rate of 3.68%, and expected lives of 3 years.  The weighted average fair value of options granted in the three months ended September 30, 2002 amounted to $0.27 per share.

As at October 18, 2002, there were 41,402,675 common shares issued and outstanding and 4,486,250 options issued and outstanding at exercise prices ranging from $0.55 to $2.15 with remaining contractual lives ranging from 0.3 to 4.7 years.

3.

CHANGES IN OPERATING ASSETS AND LIABILITIES

The effect on cash flows from changes in operating assets and liabilities is as follows:

Three months ended September 30,		Nine months ended September 30,
2002	2001	2002	2001

Accounts receivable
Trade	$ 83,352	$ (156,268)	$ (185,640)	$ 80,832
Other	(38,581)	(16,173)	(81,325)	(39,123)
Prepaid expenses and deposits	(95,699)	37,105	(131,991)	(30,708)
Accounts payable	(167,529)	310,316	19,716	393,492
Accrued liabilities	382,130	336,019	254,444	203,442
Deferred revenue	29,479	(277,961)	676,524	(553,678)

$ 193,152	$ 233,038	$ 551,728	$ 54,257

4.

COMMITMENTS

At September 30, 2002, aggregate minimum future payments under operating leases and payments under contract software development services for the years ended December 31 are as follows:

2002	$ 202,670
2003	260,242
2004	264,519
2005	201,694
2006	155,403
2007	38,851

5.

SEGMENTED AND OTHER INFORMATION

The Company operates in one segment for developing, marketing and supporting equipment health monitoring, advanced fault detection and sophisticated data analysis technology.  Since the Company operates in one segment, all financial segment information can be found in the consolidated financial statements.

Information related to geographic areas is as follows:

Three months ended September 30,		Nine months ended September 30,
2002	2001	2002	2001

Revenue
United States	$ 696,668	$ 207,984	$ 2,796,557	$ 489,422
Asia	520,746	329,011	1,605,798	2,100,083
Europe	98,358	303,744	342,304	931,302

$ 1,315,772	$ 840,739	$ 4,744,659	$ 3,520,807

The Company attributes revenue among geographical areas based on the location of its customers.  Long-lived assets consist of capital assets, substantially all of which are located in Canada.

6.

UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

These consolidated financial statements have been prepared in accordance with Canadian GAAP which, in the case of these financial statements, conforms in all material respects with U.S. GAAP except as follows:

Statements of operations

Three Months ended September 30,		Nine months ended September 30,
2002	2001	2002	2001

Net loss under
Canadian GAAP	$ (1,205,905)	$ (1,975,726)	$ (3,395,459)	$ (2,685,125)
Consulting expense (a)	-	(5,266)	(6,475)	(15,798)

Net loss under
U.S. GAAP	$ (1,205,905)	$ (1,980,922)	$ (3,401,934)	$ (2,700,923)

Basic and diluted loss per share
under Canadian GAAP	$ (0.03)	$ (0.05)	$ (0.08)	$ (0.06)

Basic and diluted loss per share
under U.S. GAAP	$ (0.03)	$ (0.05)	$ (0.08)	$ (0.07)

Weighted average number of
common shares outstanding
under Canadian GAAP and
U.S. GAAP	41,433,572	41,567,175	41,522,426	41,510,123

(a)

In accordance with the provisions of SFAS No. 123, Accounting for Stock-based Compensation, the Company applies APB Opinion No. 25, Accounting for Stock Issued to Employees and related interpretations in accounting for its stock-based awards to employees, and accordingly does not generally recognize compensation expense.  The Company has adopted the disclosure only provisions of SFAS No. 123.  Compensation costs related to stock-based awards to non-employees are recognized under U.S. GAAP as an expense in the period incurred.  During the years ended December 31, 2000 and 1998, the Company issued options to individuals other than employees and directors which under SFAS 123 resulted in consulting expense for the three months ended September 30, 2002 of $Nil (2001 - $5,266) and for the nine months ended September 30, 2002 of $6,475 (2001 - $15,798).  Under U.S. GAAP, amendments to the terms of options, which extend the expiration date and/or reduce the exercise price, may also result in stock-based compensation expense.

(b)

Under U.S. GAAP, costs incurred in the development of products are expensed as incurred until the product is established as technologically feasible in accordance with SFAS No. 86, Accounting for the Costs of Computer Software to be Sold, Leased, or Otherwise Marketed.  Under Canadian GAAP, these costs may be capitalized to the extent that they meet specified criteria for recoverability.  For all periods presented, there is no difference relating to the treatment of product development costs under Canadian and U.S. GAAP.

(c)

Under Canadian GAAP, the Company includes in income, gains and losses resulting from the translation of the accounts of its foreign subsidiary.  Under U.S. GAAP, where an entity’s functional currency is a foreign currency, the translation adjustment resulting from the process of translating the entity’s financial statements into the reporting currency is reported separately as a component of equity.  For all periods presented, there is no material difference relating to the translation of the foreign subsidiary’s financial statements under Canadian and U.S. GAAP.

Under Canadian GAAP, the Company includes gains and losses from its foreign currency transactions in the determination of income.  Under U.S. GAAP, a change in exchange rates between the functional currency and the currency in which the transaction is denominated results in a transaction gain or loss that is included in income, unless the transactions are designated as effective hedges against foreign currency investments or commitments.  For all periods presented, there is no difference relating to foreign currency transactions under Canadian and U.S. GAAP.

(d)

Under U.S. GAAP, SFAS No. 109, Accounting for Income Taxes, the Company would calculate its future income taxes using only enacted tax rates.  This differs from Canadian GAAP which uses substantially enacted tax rates.  Since any change in the carrying value of the Company’s future income tax assets would be offset by a 100% valuation allowance, there would be no effect on the Company’s financial position or results of operations.

(e)

Under U.S. GAAP, SFAS No. 115, Accounting for Certain Investments in Debt and Equity Securities, the Company would have classified its short-term securities as held-to- maturity.  Investments classified as held-to-maturity securities are stated at amortized cost with corresponding premiums or discounts amortized against interest income over the life of the investment.  For all periods presented, there is no effect on the Company’s financial position or results of operations.

(f)

Recent accounting pronouncements

In July 2001, the FASB issued SFAS No. 142, Goodwill and Other Intangible Assets, which is effective January 1, 2001.  SFAS No. 142 requires, among other things, the discontinuance of goodwill amortization.  In addition, the standard includes provisions for the reclassification of certain existing recognized intangibles as goodwill, reassessment of the useful lives of existing recognized intangibles, reclassification of certain intangibles out of previously reported goodwill and the identification of reporting units for purposes of assessing potential future impairments of goodwill.  SFAS No. 142 also requires the Company to complete a transitional goodwill impairment test six months from the date of adoption.  The adoption of SFAS No. 142 did not have a significant effect on the Company’s financial position or results of operations.

In October 2001, the FASB issued SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets.  This statement addresses financial accounting and reporting for the impairment or disposal of long-lived assets.  This statement supersedes FASB Statement No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of, and the accounting and reporting provisions of APB Opinion No. 30, Reporting the Results of Operations- Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions.  This statement also amends ARB No. 51, Consolidated Financial Statements, to eliminate the exception to consolidation for a subsidiary for which control is likely to be temporary.  This Statement requires the one accounting model be used for long-lived assets to be disposed of by sale, whether previously held and used or newly acquired.  This Statement also broadens the presentation of discontinued operations to include more disposal transactions.  Adoption of this standard did not have a significant effect on the Company’s financial position or results of operations.

In April 2002, the FASB issued SFAS No. 145, Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections.  Among other things, SFAS No. 145 rescinds both SFAS No. 4, Reporting Gains and Losses from Extinguishment of Debt, and the amendment to SFAS No. 4, SFAS No. 64, Extinguishments of Debt Made to Satisfy Sinking-Fund Requirements.  Through this rescission, SFAS No. 145 eliminates the requirement (in both SFAS No. 4 and SFAS No. 64) that gains and losses from the extinguishment of debt be aggregated and, if material, classified as an extraordinary item, net of the related income tax effect.  Generally, SFAS No. 145 is effective for transactions occurring after May 15, 2002.  The Company does not expect SFAS No. 145 to have a material impact on the Company's results of operations or its financial position.

In June 2002, the FASB issued SFAS No. 146, Accounting for Costs Associated with Exit or Disposal Activities.  SFAS No. 146 requires that the liability for a cost associated with an exit or a disposal activity be recognized at its fair value when the liability is incurred.  Under previous guidance, a liability for certain exit costs was recognized at the date that management committed to an exit plan, which was generally before the actual liability had been incurred.  As SFAS No. 146 is effective only for exit or disposal activities initiated after December 31, 2002, the Company does not expect the adoption of this statement to have a material impact on the Company’s financial statements.

In December 2001, the FASB issued Topic No. D-103, Income Statement Characterization of Reimbursements Received for “Out-of-Pocket” Expenses Incurred, which is effective for fiscal years beginning after December 15, 2001.  Topic D-103 requires that certain out-of-pocket expenses rebilled to customers be recorded as revenue versus an offset to the related expense.  Comparative financial statements for prior periods must be conformed to this presentation.  Adoption of this standard did not have a significant effect on the Company’s financial position or results of operations.

CORPORATE DIRECTORY

OTHER INFORMATION

Board of Directors

All dollar amounts in this Interim Report are in

Robert Heath

Canadian Dollars and in accordance with

Chairman and Chief Executive Officer

Canadian generally accepted accounting principles

unless stated otherwise.

Paul O’Sullivan

President and Chief Operating Officer

This Interim Report contains forward-looking

statements that are subject to various risks and

David Baird (1)(2)

uncertainties.  The Company’s actual results could

differ from those anticipated in such forward-

Brian Harrison (1)(2)

looking statements as a result of numerous factors

that may be beyond the Company’s control.

Frank Judge (2)

Forward-looking statements are based on the

expectations and opinions of the Company’s

Brian Piccioni (1)(2)

management on the date the statements are made.

(1) Member of Audit Committee

Trademarks

(2) Member of Corporate Governance Committee

Triant and ModelWare are registered trademarks

and ModelWare /RT, UPM, and SF-1 are trademarks

Officers

of Triant Technologies Inc.

Robert Heath

Chairman and Chief Executive Officer

Paul O’Sullivan

President and Chief Operating Officer

Mark Stephens

Chief Financial Officer and Corporate Secretary

Francis St-Pierre

Vice President, Worldwide Sales & Marketing

Auditors

Deloitte & Touche LLP

Vancouver, Canada

Bankers

Bank of Montreal

Vancouver, Canada

Solicitors

Koffman Kalef

Vancouver, Canada

Registrar and Transfer Agent

Computershare Trust Company of Canada

Vancouver, Canada

Registered Records Office

19th Floor, 885 West Georgia Street

Vancouver, British Columbia, Canada V6C 3H4

Investor Relations Counsel

Van Negris & Company, Inc.

New York, United States

Share Listings

Toronto Stock Exchange (TSX), Symbol; TNT

OTC Bulletin Board (OTCBB), Symbol; TNTTF